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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

American Reprographics Company
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
029263100
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	029263100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Kumarakulasingam Suriyakumar

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		75,724

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,437,201

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		75,724

WITH:	8	SHARED DISPOSITIVE POWER:

		13,437,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,512,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	029263100	3	of	4

Item 1(a)	Name of Issuer: American Reprographics Company, a Delaware Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices: 700 North Central Avenue, Suite 550, Glendale, CA 91203

Item 2(a)	Name of Person Filing: Kumarakulasingam Suriyakumar

Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o American Reprographics Company, 700 North Central Avenue, Suite 500, Glendale, CA 91203

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 per value per share, of the Issuer ("Common Stock")

Item 2(e)	CUSIP Number: 029263100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is: Not applicable

Item 4.	Ownership. The percentages stated herein are based on a total of 44,314,812 shares of Common Stock outstanding as of December 31, 2005.
(a) 13,512,925 shares of Common Stock
(b) 30.5%
(c) (i) Sole power to vote or to direct the vote: 75,724 shares of Common Stock.
(ii) Shared power to vote or to direct the vote: 13,437,201 shares of Common Stock, of which: (a) 4,332,882 shares of Common Stock are owned by OCB Reprographics, Inc., in which Mr. Suriyakumar owns a 40% interest, (b) 6,630,442 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, (c) 1,553,982 shares of Common Stock are owned by Brownies Blueprint, Inc., in which Mr. Suriyakumar owns a 33% interest, (d) 805,282 shares of Common Stock are owned by Dietrich-Post Company, in which Mr. Suriyakumar owns a 37.4% interest, and (e) 114,613 shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share voting power over all shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar disclaims beneficial ownership of the shares held by OCB Reprographics, Inc., Micro Device, Inc., Brownies Blueprint, Inc., and Dietrich-Post Company, except to the extent of Mr. Suriyakumar ‘s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.
(iii) Sole power to dispose or to direct the disposition of: 75,724 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of: 13,437,201 shares of Common Stock, of which: (a) 4,332,882 shares of Common Stock are owned by OCB Reprographics, Inc., in which Mr. Suriyakumar owns a 40% interest, (b) 6,630,442 shares of Common Stock are owned by Micro Device, Inc., in which Mr. Suriyakumar owns a 44% interest, (c) 1,553,982 shares of Common Stock are owned by Brownies Blueprint, Inc., in which Mr. Suriyakumar owns a 33% interest, (d) 805,282 shares of Common Stock are owned by Dietrich-Post Company, in which Mr. Suriyakumar owns a 37.4% interest, and (e) 114,613 shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar and his spouse, as trustees of the Suriyakumar Family Trust, share power to dispose or to direct the disposition of all shares of Common Stock held by the Suriyakumar Family Trust. Mr. Suriyakumar disclaims beneficial ownership of the shares held by OCB Reprographics, Inc., Micro Device, Inc., Brownies Blueprint, Inc., and Dietrich-Post Company, except to the extent of Mr. Suriyakumar ‘s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

CUSIP No.	029263100	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2006

/s/ Kumarakulasingam Suriyakumar

Kumarakulasingam Suriyakumar